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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                              _______________

                                SCHEDULE TO
                              (RULE 14d-100)
    Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                    the Securities Exchange Act of 1934

                             (AMENDMENT NO. 4)

                                 IBP, INC.
                         (Name of Subject Company)

                       LASSO ACQUISITION CORPORATION
                             TYSON FOODS, INC.
                     (Name of Filing Persons-Offeror)

                  COMMON STOCK, PAR VALUE $.05 PER SHARE
                      (Title of Class of Securities)
                              _______________

                                 449223106
                   (Cusip Number of Class of Securities)

                                LES BALEDGE
                             TYSON FOODS, INC.
                          2210 West Oakland Drive
                        Springdale, Arkansas  72762
                         Telephone: (501) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of Filing Persons)

                                Copies to:
                              Mel M. Immergut
                             Lawrence Lederman
                    Milbank, Tweed, Hadley & McCloy LLP
                         One Chase Manhattan Plaza
                         New York, New York 10005
                         Telephone: (212) 530-5732

                         CALCULATION OF FILING FEE
               Transaction                        Amount of
                valuation*                        filing fee
              $1,360,751,011                      $272,150.20

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 52,336,577 shares of the outstanding common stock, par value $0.05 per share, of IBP, inc., at a price per Share of $26.00 in cash. Such number of Shares, together with the 574,200 shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,610,334 Shares of IBP, inc. outstanding as of November 1, 2000 (as reported in IBP, inc.'s Form 10-Q for the 39 weeks ended September 23, 2000).



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[X]Check box if any part of the fee is offset as provided by Rule 0-
  11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 272,150.20       Filing Party:  Tyson Foods, Inc.
                                         (Offeror Parent) and Lasso
                                         Acquisition Corporation
Form or Registration No.:  Schedule TO   Date Filed: December 12, 2000

[_]    Check the box if the filing relates solely to preliminary
  communications  made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

AMENDMENT NO. 4 TO TENDER OFFER STATEMENT

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $26.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 14, 2000.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*


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(d)(2)    Proposed form of Merger Agreement to be entered into by and among
          Tyson, Purchaser and the Company.*

*  Previously filed.

                                 SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                   TYSON FOODS, INC.

                                        /s/ LES BALEDGE
                                   --------------------------
                                            (Signature)
                                   Les Baledge, Executive Vice
                                     President and General Counsel


                                   ------------------------------
                                         (Name and Title)
                                         December 15, 2000
                                   ------------------------------
                                               (Date)
                                   LASSO ACQUISITION CORPORATION
                                          /s/ LES BALEDGE
                                   ------------------------------
                                            (Signature)
                                   Les Baledge, Executive Vice President
                                   -------------------------------------
                                          (Name and Title)
                                         December 15, 2000
                                   -------------------------------------
                                               (Date)

                               EXHIBIT INDEX
Exhibit No.
-----------
(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 14, 2000.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*

*   Previously filed.


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                                                       Exhibit(a)(11)
Media Contact: Ed Nicholson
               (501) 290-4591

Investor Contact:   Louis Gottsponer
               (501) 290-4826

           Tyson Foods Speeds Up Bid Process For IBP Inc. With
              Hart-Scott-Rodino Filing and Investor Outreach

Tyson Chairman Says Tyson-IBP Combination is Supported by Unique Strategic
            Fit, Attractive Offer, and Likelihood of Completion

NEW YORK, NY, Dec. 14 - Tyson Foods, Inc. (NYSE: TSN) Chairman, President and CEO John Tyson told investors today that the company is moving forward rapidly to complete its merger and that it has filed for regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

He also stated that the company's bid makes sense for reasons of strategy, value, financial dynamics and regulatory certainty. Addressing investors in New York City, Tyson outlined the case for why Tyson Foods' bid is the strongest on the table for IBP shareholders:

   - Unique Strategic Fit. Tyson stated that the combined experience and expertise of the two category leaders brings an unparalleled ability to develop innovative, branded food products and market them successfully through all distribution channels. In addition to holding leading market positions in supermarkets, club stores and restaurants, Tyson Foods has taken the poultry industry years ahead of other meat categories with regard to case-ready and value added meat products, as well as with branding. He noted the company's past record and outlined Tyson Foods's capacity to leverage this competency to the pork and beef industries.

   - Attractive Offer. Tyson observed that his bid's $26 per IBP share price represents a significant premium to IBP's current stock price and highlighted the attractiveness of the offer's 50% cash structure, noting that it not only provides higher net present value to shareholders but also reduces the impact of stock market volatility on the purchase price. Additionally, under the terms of the Tyson Foods offer, IBP shareholders will be able to see payment almost immediately, receiving the cash portion of their holdings within 30-60 days from the time of shareholder and regulatory approvals.

   - Little regulatory risk = high likelihood of successful completion. The horizontal structure of the merger would entail negligible change in the competitive landscape for the beef, pork and poultry markets - providing for a higher degree of certainty for completion of the transaction with minimal regulatory barriers. With no overlapping production facilities and no material alteration in the sourcing of raw materials, Tyson noted, the transaction is far less threatening to farmers than Smithfield's bid. Industry observers have been unequivocal in the assessment that Smithfield's bid presents far greater risk of incompletion due to regulatory concerns, and experts note that Smithfield will likely need to sell more than 30% of IBP's pork operations to appease regulators.

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   -  Strong merger partner.  Tyson presented the company's strong balance sheet and credit profile, demonstrating its ability to finance the cash component of its offer price from existing sources. By keeping its balance sheet conservatively leveraged, Tyson stated, the company will maintain better access to capital - at lower rates - as well as a strong investment grade credit rating.

Tyson said this week's announcement of the tender offer, as well as the Hart-Scott-Rodino filing were issued in order to begin clearing regulatory barriers and to give IBP shareholders the opportunity to quickly receive their cash consideration upon shareholder and regulatory approval of Tyson Foods's offer.

Tyson also noted that his company has traditionally and consistently had a higher earnings multiple than Smithfield, and emphasized the forward-looking nature of the transaction. "We expect this acquisition to be immediately and significantly accretive to our earnings. But this merger is about looking to the future, and what we're creating is a "protein powerhouse" with a global presence in poultry, beef and pork that is unmatched in the industry," Tyson stated.

"With the consolidation of retail, food service and club store channels, a Tyson-IBP combination fits the emerging customer model by creating a protein powerhouse with industry-leading capacity to manage the 'meat case' for three major proteins through the entire distribution chain," Tyson said.

About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Originalr brand, as well as a leading provider of live swine.

Forward Looking Statements.
Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to Tyson's belief that the proposed transaction is expected to be immediately accretive to earnings; the regulatory review and approvals to be triggered by the proposed transaction; the prospects and financial condition of the combined operations of Tyson and IBP; the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises; the intended qualification of the proposed transaction as a tax-free reorganization; and other statements relating to future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risks that Tyson and IBP will not successfully


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integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information.
The information in this news release concerning IBP and the proposed transactions by IBP management and Smithfield Foods has been taken from, or is based upon, publicly available information. Although Tyson does not have any information that would indicate that any information contained in this news release that has been taken from such documents is inaccurate or incomplete, Tyson does not take any responsibility for the accuracy or completeness of such information. To date, Tyson has not had access to the books and records of IBP.

MORE DETAILED INFORMATION PERTAINING TO TYSON'S PROPOSAL WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999,
ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

AS OF THE DATE OF THIS PRESS RELEASE, NONE OF THE FOREGOING PARTICIPANTS, INDIVIDUALLY BENEFICIALLY OWNS IN EXCESS OF 5% OF IBP'S COMMON STOCK. EXCEPT AS DISCLOSED ABOVE AND IN TYSON'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING AND OTHER DOCUMENTS FILED WITH THE SEC, TO THE KNOWLEDGE OF TYSON, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF TYSON HAS ANY MATERIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE, IN TYSON OR IBP.